Arlo Technologies, Inc.

350 East Plumeria Drive

San Jose, California 95134

July 31, 2018

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Celeste M. Murphy

Paul Fisher

Terry French

Claire DeLabar

Re:	Arlo Technologies, Inc.

Registration Statement on Form S-1

File No. 333-226088

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Arlo Technologies, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-226088) be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 4:00 PM Eastern Time on August 2, 2018, or as soon as possible thereafter.

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Please contact David C. Karp at (212) 403-1327 or Ronald C. Chen at (212) 403-1117 of Wachtell, Lipton, Rosen & Katz with any questions you may have concerning this request, and please notify either or both of them when this request for acceleration has been granted.

Very truly yours,

Arlo Technologies, Inc.

By:	/s/ Brian Busse
Name:	Brian Busse
Title:	General Counsel

cc:	Wachtell, Lipton, Rosen & Katz
David C. Karp
Ronald C. Chen

Arlo Technologies, Inc.
Andrew W. Kim